As filed with the U.S. Securities and Exchange Commission on June 25, 2010

Registration No. 333-166427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Colorado	XSUNX, INC.	84-134159
(State or Other Jurisdiction of Incorporation or Organization)	(Exact Name of Registrant as Specified in its Charter)	(I.R.S. Employer Identification No.)

Tom Djokovich
65 Enterprise		65 Enterprise
Aliso Viejo, California 92656		Aliso Viejo, California 92656
(949) 330-8060	3081	(949) 330-8060
(Address and Telephone Number of Principal Executive Office)	(Primary Standard Industrial Classification Code Number)	(Name, Address and Telephone Number of Agent for Service)

With copies to:
Clayton E. Parker, Esq.
John D. Owens III, Esq.
K&L Gates, LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
Telephone: (305) 539-3300
Facsimile: (305) 358-7095

Approximate date of commencement of proposed sale to the public:   As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Proposed Maximum
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Maximum Aggregate Offering Price (2)	Amount Of Registration Fee(3)
Common Stock, no par value per share	27,500,000	$0.14	$3,850,000	$274.50
TOTAL	27,500,000	$0.14	$3,850,000	$274.50

(1)	The shares of our common stock being registered hereunder are being registered for sale by the selling stockholder named in the prospectus.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the high and low prices as of April 27, 2010.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

XsunX, Inc. is filing this Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 (Registration No. 333-166427) (the “Registration Statement”) to file Exhibit 5.1 to the Registration Statement and to amend and restate the list of exhibits set forth in Item 16 of Part II of the Registration Statement. No changes have been made to Part I of the Registration Statement by this Amendment, and therefore it has been omitted.   No changes have been made to Part II of the Registration Statement other than as described above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. We will pay all expenses in connection with this offering.

Securities and Exchange Commission Registration Fee	$275
Printing and Engraving Expenses	5,000
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	25,000
Miscellaneous	5,000
TOTAL	$45,275

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of incorporation provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  Termination of any action, suit or proceeding in any manner does not by itself create a presumption that such person did not act in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The articles of incorporation also provide that the Company must indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, fiduciary or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding, if such person believed it to be in, or not opposed to, the best interests of the Company.  Such indemnification may not be made for any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the Company, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The bylaws adopt the provisions of the Colorado Revised Statutes 7-3-101 (now C.R.S. 7-109), as amended from time to time, relating to Indemnification and incorporate such provisions by reference as fully as if set forth therein.

The Colorado Revised Statutes 7-109-102 provide that a corporation may indemnify a director who is a party to a proceeding against liability if the director’s conduct was in good faith, the director reasonably believed, in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation’s best interests, and in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful.  The termination of a proceeding in any manner is not, of itself, determinative that the director did not meet the standard of conduct described in C.R.S. 7-109-102.  A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in any proceeding where the director is adjudged liable on the basis that the director derived an improper benefit.  Indemnification under C.R.S. 7-109-102 in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

C.R.S. 7-109-103 provides that a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding brought against him in his capacity as a director, against reasonable expenses incurred by the director in connection with the proceeding.

C.R.S. 7-109-104 provides that a company may pay the costs incurred by any person entitled to indemnification in defending a proceeding as such costs are incurred and in advance of the final disposition of a proceeding; provided however, that the company must pay such costs only upon receipt of a written affirmation of the director’s good faith belief that he met the appropriate standard of conduct, a written undertaking by or on behalf of such person to repay the advance if it is ultimately determined that the director did not meet the standard of conduct, and after a determination is made that indemnification is not precluded.

C.R.S. 7-109-105 provides that unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner: If it determines that the director is entitled to mandatory indemnification, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.  If the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the appropriate standard of conduct or was adjudged liable under the circumstances, the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in connection with a proceeding regarding the right of the corporation or derivation of an improper benefit is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

C.R.S. 7-109-106 provides that a corporation may not indemnify a director unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the appropriate standard of conduct.  A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the required written affirmation and undertaking are received and the determination has been made.

The determinations required by C.R.S. 7-109-106 must be made:

(a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

(b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

If a quorum cannot be obtained as contemplated in paragraph (a) above, and a committee cannot be established under paragraph (b) above, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required shall be made:

(a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner described above or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

(b) By the shareholders.

C.R.S. 7-109-107 provides that an officer is entitled to a mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director.  Also, a corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as to a director, or to a greater extent, if not inconsistent with public policy, the corporation’s bylaws, actions of the board of directors or shareholders, or contract.

C.R.S. 7-109-108 provides that a corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under another section.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Except as otherwise noted, all of the following shares were issued and options and warrants granted pursuant to the exemption provided for under Section 4(2) of the Securities Act as a “transaction not involving a public offering”.  No commissions were paid, and no underwriter participated, in connection with any of these transactions. Each such issuance was made pursuant to individual contracts which are discrete from one another and are made only with persons who were sophisticated in such transactions and who had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were restricted securities.

Fiscal Year 2008

The following represents a detailed analysis of the 2008 Common stock transactions.

Fusion Capital Transaction

On November 1, 2007, we signed a common stock Purchase Agreement with Fusion Capital Fund II, LLC, an Illinois limited liability Company (“Fusion”) providing for the sale of up to $21 million of common stock to Fusion. Upon signing the agreement, we received $1,000,000 from Fusion as an initial purchase under the $21 million commitment in exchange for 3,333,332 shares of our common stock. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion.  On January 18, 2008, we filed a Form S-1 with the SEC seeking to register 48,650,000 shares related to our financing agreements with Fusion and Cumorah Capital.  The registration was declared effective by the SEC on April 10, 2008.

Cumorah Capital Transaction

On January 16, 2008, Cumorah Capital purchased 8,650,000 shares of the Company’s restricted common stock in a private transaction for total proceeds of $2,500,000.

Wharton Settlement Agreement

On May 30, 2008, XsunX and Wharton whole name entered into a Settlement Agreement pursuant to which XsunX agreed to provide Wharton with 875,000 shares of its common stock. Subject to the fulfillment of the requirements of Rule 144 of the Securities Act, Wharton agreed not to sell or transfer more than 250,000 shares monthly. The Company also agreed to a $100,000 cash payment to be paid in four (4) monthly installments of $25,000 each. As of September 30, 2008, all securities and cash payment required under the Settlement Agreement had been provided to Wharton.

Fiscal Year 2009

 In the fiscal period ended September 30, 2009, there was a placement of our common stock pursuant to the registration statement declared effective by the SEC on April 10, 2008.  Pursuant to such registration statement, we sold 3,000,000 shares of common stock at a price of $0.20 each, for total proceeds of $600,000 to Fusion Capital Fund II, LLC. Pursuant to such registration statement, the Company has sold to Fusion through September 30, 2009, a total of approximately 18,347,581 shares for a total investment of $5,808,723.  These shares were sold at various pricing between $0.405 and $0.20 per share.  The registration statement is currently not available for use for sales to Fusion.

Through private placements, on September 8th and 23, 2009, which were made in reliance upon an exemption from registration under rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, we issued 1,129,483 and then 5,000,000 restricted shares of common stock respectively, as defined in Rule 501(a) of Regulation D as promulgated by the SEC, for gross cash proceeds of $70,000 on September 8, 2009, and gross cash proceeds of $350,000 on September 23, 2009.

Issuance of Shares for Services

For the fiscal period ended September 30, 2009, the Company issued a total of 1,062,690 shares of its restricted common stock in connection with service agreements to provide various marketing, and consulting services to the Company as follows:

In November 2008, the Company issued 50,000 shares of its restricted common stock in connection with a service agreement to provide marketing and financing service to the Company.  The shares were valued at $0.22 per share, the share price on the date the agreement was reached.  The service agreement ended on December 31, 2008.

In August 2009, the Company issued 76,976 shares of its restricted common stock as payment for $10,500 in accrued service fees in connection with a service agreement to provide marketing and public relations services to the Company.  The shares were valued at $0.1364 per share, the average share price between the period May 1, 2009 and August 30, 2009 in which the fees were accrued and services were rendered.

In August 2009, the Company issued 900,000 shares of its restricted common stock in connection with a service agreement to provide marketing and public relations services to the Company.  The shares were valued at $0.12 per share, the share price on the date the agreement was reached.  The service provider has agreed not to sell or transfer the shares prior to September 2010.

In September 2009, the Company issued 35,714 shares of its restricted common stock in connection with a service agreement to provide marketing and financing service to the Company.  Subject to the service agreement the shares were valued at $5,000.

Interim Period Since End of Fiscal 2009

On October 16, 2009, the Company accepted an offer for the sale of 2,556,818 shares of its restricted common stock in a private placement for cash proceeds of $225,000. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

On November 16, 2009 the Company issued 53,789 shares of its common restricted stock for services related to marketing and public relations valued at $10,000 dollars. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

On December 31, 2009 the Company accepted an offer for the sale of 1,000,000 shares of its restricted common stock in a private placement for cash proceeds of $88,000. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

On March 17, 2010 the Company accepted an offer for the sale of 2,000,000 shares of its restricted common stock in a private placement for cash proceeds of $150,000. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

In March 2010, the Company issued 139,424 shares of its restricted common stock in connection with a service agreement to provide marketing and financing service to the Company.  Subject to the service agreement the shares were valued at $22,500. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

In March 2010, the Company agreed to issue up to $5,000,000 shares of common stock to LPC pursuant to the Purchase Agreement, 5,000,000 shares of which have been issued. The Company also agreed to issue an additional 2,500,000 shares of common stock to LPC under the Purchase Agreement as Commitment Shares, 1,250,000 of which have been issued. See “Selling Stockholder” herein.

Use of Proceeds from the Sale of Securities

The proceeds from the above sales of securities were and are being used primarily to fund efforts by the Company to develop marketable technologies for the manufacture of thin film solar technologies, and in the day-to-day operations of the Company and to pay the accrued liabilities associated with these operations.

ITEM 16.  EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Articles of Incorporation (1)

3.2	Bylaws (2)

5.1	Opinion re: Legality (6)

10.1	XsunX Plan of Reorganization and Asset Purchase Agreement, dated September 23, 2003 (3)

10.2	XsunX 2007 Stock Option Plan, dated January 5, 2007 (4)

10.3	MVSystems, Inc. Non-Exclusive License and Cross-License Agreement, dated May 30, 2008 (5)

10.4	Form of Employment Retention agreement between the Company and Robert Wendt, dated September 1, 2009 (9)

10.5	Form of Stock Sale Agreement used in connection with the sale of equity to accredited investors totaling 6,000,000 shares of common stock (9)

10.6	Form of Stock Option Agreement used in connection with the issuance of Options to employees in the fiscal year ended September 30, 2009 (9)

10.7	Lease Termination and Mutual Release of Claims, dated August 27, 2009 between the Company and Merix Corporation (9)

10.8	Promissory Note in the amount of $456,920.66, dated August 27, 2009 between the Company and Merix Corporation (9)

10.9	Form of Professional Services Agreement between Orion and the Company, dated March 9, 2009 (9)

10.10	Sencera LLC, Separation Agreement, dated June 13, 2008 (7)

10.11	Lincoln Park Capital Fund, LLC, Stock Purchase Agreement, dated March 30, 2010 (8)

10.12	Lincoln Park Capital Fund, LLC, Registration Rights Agreement, dated March 30, 2010 (8)

23.1	Consent of HJ Associates and Consultants, LLP (10)

23.2	Consent of Stark Winter Schenkein & Co. LLP (10)

23.3	Consent of Michael Littman, Esq. (included in Exhibit 5.1)

(1)
Incorporated by reference to Registration Statement Form 10SB12G #000-29621dated February18, 2000 and by reference to exhibits included with the Company’s prior Report on Form 8-K/A filed with the Securities and Exchange Commission dated October 29, 2003.

(2)	Incorporated by reference to Registration Statement Form 10SB12G #000-29621 filed with the Securities and Exchange Commission dated February 18, 2000.

(3)	Incorporated by reference to exhibits included with the Company’s prior Report on Form 8-K/A filed with the Securities and Exchange Commission dated October 29, 2003.

(4)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated January 5, 2007.

(5)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated June 6, 2008.

(6)	Provided herewith.

(7)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated June 17, 2008.

(8)	Incorporated by reference to exhibits included with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 1, 2010.

(9)	Incorporated by reference to exhibits included with the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 13, 2010.

(10)	Previously filed with the Company’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on June 10, 2010.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. For determining liability under the Securities Act of 1933 to any purchaser, if the undersigned registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Aliso Viejo, state of California, on June 25, 2010.

XSUNX, INC.

By:	/s/ Tom Djokovich
Name:	Tom Djokovich
Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signatures	Title	Date

/s/ Tom Djokovich	Chief Executive Officer, Principal Executive Officer, Principal Financial and Accounting Officer, and Director	June 25, 2010
Tom Djokovich	(Principal Executive Officer and Principal Accounting Officer)

/s/ Joseph Grimes	President, Chief Operating Officer and Director	June 25, 2010
Joseph Grimes

/s/ Thomas Anderson	Director	June 25, 2010
Thomas Anderson

/s/ Oz Fundingsland	Director	June 25, 2010
Oz Fundingsland

/s/Michael Russak	Director	June 25, 2010
Michael Russak